News Release

Spelman Research Initiates Coverage on Resin Systems

Edmonton, Alberta, May 3, 2004: Resin Systems Inc. (RSI) (RS–TSX Venture / RSSYF – OTCBB) wishes to advise that its stock has received a “Speculative Buy” rating from Spelman Research (www.spelmanresearach.com), an accredited United States based research firm.

The analysis is done independently by Spelman according to accepted valuation principles. Resin Systems was not informed of the final contents of the report prior to publication. Spelman will be publishing at least 4 quarterly independent research reports over the course of one year for a fee of $19,500.

RSI management is aware of the difficulty in obtaining credible research coverage on young companies and understands the importance of such information in order to begin the institutional evaluation process.  Greg Pendura, President and CEO stated, ”It is imperative that a broad range of investors obtain an overview of our company.  We want the investment community to be evaluating and talking about us. We will continue to strive to attract a following of credible independent research analysts to follow our company and broaden our exposure within the investment community.”

If anyone wishes to obtain further information regarding the report contact the company directly or one of the company’s Investor Relations firms.

RSI is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version brand name.

For further information contact:

Greg Pendura

President & CEO

Resin Systems Inc.

Ph: (780) 482-1953

Email: greg@resinsystemsinc.com

www.resinsystemsinc.com

Grant Howard

The Howard Group Inc

Ph: (888) 221-0915

Email: grant@ howardgroupinc.com

www.howardgroupinc.com

John Robinson or Robert Kennedy

Current Capital Corp.

Ph: (416) 860-0211 or 1-877-859-5200

Email: john@currentcapital.com

Email: robert@currentcapital.com

www.currentcapital.com

This news release contains "forward-looking statements" within the meaning of the United States federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Resin Systems Inc. undertakes no obligation to publicly update or revise any forward-looking statement contained in this news release except as required by law.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.